UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10631 / April 19, 2019

ADMINISTRATIVE PROCEEDING
File No. 3-19149

In the Matter of **the Registration Statement of** **Yi Xi Xin Inc.** **28 Xibahe Xili, Building B-30A,** **Chaoyang, Beijing, China 100028,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933, MAKING FINDINGS, AND ISSUING STOP ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") to determine whether a stop order should issue suspending the effectiveness of the registration statement of Yi Xi Xin Inc. ("Yi Xi Xin" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section 8(d) of the Securities Act of 1933, Making Findings, and Issuing Stop Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   Yi Xi Xin is a Nevada corporation headquartered in Beijing, China, and purports to be in the mobile, eco-laundry business.

2.   On April 24, 2017, Yi Xi Xin filed a Form S-1 registration statement (file no. 333-217433), seeking to register the offer and sale of 1,000,000 of its shares of common stock for $2.00 per share. The Yi Xi Xin Registration Statement has not yet become effective.

3.   The Yi Xi Xin Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements therein not misleading.

4.   In particular, the Yi Xi Xin Registration Statement falsely states that Yi Xi Xin's Chief Executive Officer ("CEO") was the company's sole officer. In fact, another person managed most of Yi Xi Xin's U.S. activities, including opening a U.S. bank account for Yi Xi Xin's and being named its Secretary and sole authorized signer on the account, managing the filing of Yi Xi Xin's registration statement, and making necessary filings with the Nevada Secretary of State. The Yi Xi Xin Registration Statement fails to disclose the identity of this control person and his role at Yi Xi Xin.

5.   The Yi Xi Xin Registration Statement also falsely states that the CEO was Yi Xi Xin's sole shareholder. Contrary to this disclosure, Yi Xi Xin had executed common stock subscription agreements with numerous individuals in China, obligating it to issue over 3 million shares of common stock. There is no evidence to suggest that Yi Xi Xin canceled any of these subscription agreements prior to filing its Registration Statement.

6.   The Yi Xi Xin Registration Statement also falsely states that the company does not have any plans or proposals regarding the possibility of an acquisition or merger. In reality, it had plans to enter into a merger with Yi Xi Xin (Beijing) Technology Development Co., Ltd, a Chinese company owned by Yi Xi Xin's CEO, at some point following the effectiveness of its registration statement.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to issue a stop order suspending the effectiveness of Respondent's Registration Statement, as agreed to in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statement filed by the Respondent is suspended.

By the Commission.

Vanessa A. Countryman
Acting Secretary